SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

(Name of Subject Company)

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Subject Company’s name into English)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

(Name of Person(s) Filing Statement)

American Depositary Shares

(each representing the right to receive 7 Class D shares of common stock of

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV),

par value Bs. 36.90182224915 per share)

(Title of Class of Securities)

204421101

(CUSIP Number of Class of Securities)

Armando Yañes, Chief Financial Officer

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

Avenida Libertador

Centro Nacional de Telecomunicaciones

Nuevo Edificio Administrativo

Piso.1, Apartado Postal 1226

Caracas, Venezuela 1010

Telephone: (58) 212-500-6800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Robert W. Mullen, Jr., Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, New York 10005

Telephone: (212) 530-5000

Facsimile: (212) 530-5219

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a)	Name and Address

The name of the subject company is Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (the “Company”). The Company is organized under the laws of the Bolivarian Republic of Venezuela (“Venezuela”). The address of the principal executive offices of the Company is Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso.1, Apartado Postal 1226, Caracas, Venezuela 1010. The Company’s telephone number at that address is (58) 212-500-6800.

(b)	Securities

This recommendation statement (this “Statement”) relates to capital stock of the Company, which is divided into four classes of common stock, par value Bs. 36.90182224915 per share (“Common Shares”): Class A, Class B, Class C and Class D (each, a “Share” and, collectively, the “Shares”), and American Depositary Shares (each an “ADS” and, collectively, the “ADSs”), each of which represents the right to receive seven (7) Class D Shares. As of February 28, 2007, 787,140,849 Shares were issued and outstanding, including 251,178,710 Class A Shares, 51,900,000 Class B Shares, 47,418,150 Class C Shares and 436,643,989 Class D Shares. As of February 28, 2007, 57,560,601 ADSs were issued and outstanding in the United States, representing 92% of the total Class D Shares outstanding.

Item 2. Identity and Background of Filing Person.

(a)	Name and Address

This Statement is being filed by the Company. The name, business address and business telephone number of the Company are set forth above under Item 1. The Company’s Internet address is www.cantv.com.ve. The website and the information contained on or connected to the website are not a part of this Statement and are not incorporated herein by reference. The website address is an inactive text reference and is not intended to be an actual link to the website.

(b)	Tender Offers

This Statement relates to the tender offers (each an “Offer” and collectively the “Offers”) in the United States and Venezuela by the Government of the Bolivarian Republic of Venezuela (the “Government” or “Purchaser”) to purchase any and all of the issued and outstanding Shares, and all Shares underlying the ADSs, that are not owned by Purchaser. The U.S. Offer (defined below) is for any and all outstanding ADSs and the Venezuelan Offer (defined below) is for any and all outstanding Shares. According to the U.S. Offer, holders of Class D Shares who wish to participate in the U.S. Offer may do so by depositing such Class D Shares with Banco de Venezuela, SACA or Banco Venezolano de Crédito, as custodian, for the account of The Bank of New York, as the depositary for the ADS facility, with instructions for the ADSs to be issued therefor to be delivered to The Bank of New York, as the receiving agent for the U.S. Offer for tender into the U.S. Offer. The purchase price to be paid in the U.S. Offer is U.S. $14.84791 per ADS (each of which represents seven (7) Class D Shares). The purchase price to be paid in the Venezuelan offer is the Bolivar equivalent (based on the official exchange rate for the sale of U.S. dollars by Banco Central de Venezuela (the “Bolivar Exchange Rate”) as of the settlement date) of U.S. $2.12113 per Share. Based on the Bolivar Exchange Rate of Bs. 2,150 per U.S. dollar on April 12, 2007, the Bolivar equivalent of U.S. $2.12113 is Bs. 4,560.43. In each case, the purchase price is to be paid net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, subject to downward adjustment to reflect any dividends declared after March 30, 2007 and paid by the Company with a record date that is fixed as of a date prior to, in the case of the U.S. Offer, Purchaser’s acceptance for payment of ADSs tendered into such Offer and, in the case of the Venezuelan Offer, the settlement date for such Offer. The consideration to be paid in the Venezuelan Offer is also subject to a 1% withholding tax on proceeds from the sale of shares on the Caracas Stock Exchange (the “CSE”) (unless otherwise provided by an applicable income tax treaty). The price to be paid in the U.S. Offer is also subject to upward or downward adjustment to reflect changes, if any, in the Bolivar Exchange Rate that affect the U.S. dollar value of the dividend declared by the Company in March 30, 2007, as described in the U.S. Offer.

The effective market exchange rate of Bolivars for U.S. dollars, as reflected in the differential in the market prices of CANTV’s Shares, as expressed in Bolivars on the CSE, and the market prices of CANTV’s ADSs, as expressed in U.S. dollars on the NYSE, differs substantially from the Bolivar Exchange Rate used in determining the price to be paid per Share in the Venezuelan Offer. The price to be paid per Share in the Venezuelan Offer, which is the Bolivar equivalent of U.S. $2.12113 per Share, or Bs. 4,560.43 based on the Bolivar Exchange Rate as of April 12, 2007, represents a 34.6% discount to the Bolivar closing price per Share on the CSE, adjusted for the dividend approved on March 30, 2007, of Bs. 6,977.93 on the trading date immediately prior to the Offers. The price to be paid per ADS in the U.S. Offer, which is U.S. 14.84791 per ADS (each of which represents seven (7) Class D Shares), represents a 3.9% premium to the U.S. dollar closing price per ADS on the NYSE, adjusted for such dividend, of U.S. $14.30 on the trading date immediately prior to the offers.

The U.S. Offer is being made on the terms and subject to the conditions set forth in Purchaser’s U.S. Offer to Purchase, dated April 9, 2007 (the “Offer to Purchase”), and in the related ADS Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “U.S. Offer”). The U.S. Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2007. According to the Schedule TO, the U.S. Offer will expire at 5:00 P.M., New York City time, on May 8, 2007 (the “Expiration Date”), unless Purchaser extends the U.S. Offer. In conjunction with the U.S. Offer, Purchaser is making a separate Venezuelan Offer on the terms and subject to the conditions set forth in Purchaser’s Venezuelan Offer to Purchase, dated April 8, 2007 (the “Venezuelan Offer to Purchase”), and in the related Share Letter of Transmittal (which, together with the Venezuelan Offer to Purchase, constitutes the “Venezuelan Offer”). The Venezuelan Offer is described in a Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on April 9, 2007. According to the Schedule TO, the Venezuelan Offer will expire at 5:00 P.M., New York City time, on the Expiration Date, unless Purchaser extends the Venezuelan Offer. The Offers are subject to the condition that a sufficient number of Shares and ADSs are tendered such that the Government would own a majority of the outstanding Shares upon consummation of the Offers.

The Government announced that it entered into a memorandum of understanding dated February 12, 2007 (the “Memorandum”) with Verizon Communications Inc. (“Verizon”) and Verizon’s indirect wholly-owned subsidiary, GTE Venholdings B.V. (“GTE Venholdings”), to acquire, subject to the satisfaction of certain conditions, including a due diligence review and receipt of regulatory approvals, Verizon’s equity stake in the Company. Verizon’s equity stake in the Company represents approximately 28.51% of the outstanding equity share capital of the Company as of February 28, 2007. As of February 28, 2007, the Government owns 51,900,000 Class B Shares which represents approximately 6.59% of the outstanding equity share capital of the Company as of February 28, 2007. Pursuant to the Memorandum, GTE Venholdings has agreed to tender into the Offers, and Government has agreed to acquire in the Offers, any and all outstanding Shares or ADSs owned by GTE Venholdings. The Memorandum contemplates that upon consummation of the Offers, the consideration to be paid to GTE Venholdings by the Government would be the equivalent of U.S. $2.55 per Share held by Verizon, or U.S. $17.85 per ADS held by Verizon (each of which represents seven (7) Class D Shares) subject to downward adjustment to give effect to any dividend required to be declared and declared and paid by the Company with a record date after February 12, 2007 and prior to the closing of the Offers. Among other things, GTE Venholdings has also agreed in the Memorandum not to vote as a shareholder of the Company to approve any action or transaction of the Company or its subsidiaries outside of the ordinary course of business. The descriptions of the Memorandum set forth in this Statement are qualified in their entirety by reference to the unofficial English translation of the complete Memorandum filed as an Annex to the Offer to Purchase.

On March 30, 2007, the shareholders of the Company approved the payment of an Ordinary Dividend in the amount of Bs. 922.07 per Share representing Bs. 6,454.49 per ADS, which is equivalent to U.S. $3.003 per ADS (calculated at the Bolivar Exchange Rate of Bs. 2,150 per U.S.$), payable on April 18, 2007 to shareholders of record as of April 12, 2007.

As a result of the dividend approved by shareholders of the Company on March 30, 2007, the price required to be paid under the terms of the Memorandum pursuant to the Offers has been reduced to U.S. $14.84791 per ADS (each of which represents seven (7) Class D Shares), or the Bolivar equivalent (based on the Bolivar Exchange Rate as of the settlement date) of U.S. $2.12113 per Share. Based on the Bolivar Exchange rate of Bs. 2,150 per U.S.$ on April 12, 2007, the Bolivar equivalent of U.S. 2.12113 is Bs. 4,560.43.

Purchaser’s obligations in respect of the U.S. Offer, including its obligation to purchase ADSs validly tendered into the U.S. Offer, are subject to satisfaction of each of the following conditions:

(i)	there shall have been validly tendered in accordance with the terms of the Offers prior to the expiration of the Offers and not withdrawn such number of Shares and ADSs representing a number of Class D Shares that, together with the number of Shares already beneficially owned by the Government at the expiration of the Offers, represent at least a majority of the then-outstanding Shares (including Class D Shares represented by ADSs) (the “Minimum Tender Condition”);

(ii)	the execution of the Memorandum, the commencement of the Offers or the consummation of the transactions contemplated by the Memorandum shall not have (1) resulted in a default, termination or limitation of rights or in the acceleration of any payment obligations under any agreement or arrangement to which the Company or any of its subsidiaries is a party or by which any of them is bound or (2) otherwise triggered any change of control provision in any such agreement or arrangement that individually, or in the aggregate, would be reasonably likely to have a material adverse effect on the business, operations, financial condition, or results of operations of the Company and its subsidiaries, taken as a whole;

(iii)	any approval, authorization or relief that may be required from Procompetencia, CONATEL, the CNV or the SEC to consummate the Offers shall have been obtained and shall remain effective;

(iv)	GTE Venholdings shall not have breached its obligation under, and subject to the terms and conditions of, the Memorandum to tender its ADSs and Shares into the Offers;

(v)	the Company shall not have declared any dividends other than as required by law;

(vi)	there shall not have occurred any change in the Company’s outstanding capitalization or any material corporate reorganization or restructuring or similar transaction; and

(vii)	the conditions to the Venezuelan Offer shall have been satisfied or waived by the Government.

According to the U.S. Offer, Purchaser may waive any of the foregoing conditions. Under Venezuelan law, Purchaser may waive the Minimum Tender Condition only if there has been validly tendered in accordance with the terms of the Offers prior to the expiration of the Offers and not withdrawn such number of Shares (including Class D Shares represented by ADSs) that, together with the number of Shares already beneficially owned by the Government at the expiration of the Offers, represent at least 75% of a majority of the then-outstanding Shares (including Class D Shares represented by ADSs).

In addition to the conditions described above, the Purchaser’s obligations in respect of the Venezuelan Offer, including its obligation to purchase Shares validly tendered into the Venezuelan Offer, are subject to satisfaction of the additional condition (which may be waived by the Purchaser) that the conditions to the U.S. Offer shall have been satisfied and no other event upon which the Purchaser may withdraw the U.S. Offer in accordance with the terms of the U.S. Offer shall have occurred.

On January 8, 2007, the President of Venezuela announced a policy that contemplates the nationalization of certain strategic industry sectors, including the telecommunications sector in which the Company participates. In furtherance of that objective, the Government entered into the Memorandum. According to the U.S. Offer and the Venezuelan Offer, the purpose of the Offers is for the Government to acquire control of the Company.

According to the U.S. Offer, Purchaser expects, following the consummation of the Offers, to appoint high-ranking officials of the Government members of the Company’s board of directors. However, Purchaser also reserves the right to select, as it may deem appropriate, appointees who are not public officials.

According to the U.S. Offer, Purchaser also expects that under the Company’s new management, the Company’s telecommunications and information technologies will be strategically positioned as a human right and a development tool. In this sense, the Company will be positioned to promote the development of telecommunications services, taking advantages of new technologies, especially wireless technologies, and to deliver services to underserved sectors of the Venezuelan population.

According to the U.S. Offer, Purchaser has indicated that it intends, following consummation of the Offers, to cause the Company to: (1) serve as an instrument for development that covers the entire country, focused on social inclusion and territorial integration and not exclusively on profitability; (2) take advantage of the efficiencies of its new strategic and operating model to bring benefits to the users of greatest social interest; and (3) bridge the gaps in, and improve progressively, coverage for fixed and mobile telephone, data network and internet, broad band and advanced services.

According to the U.S. Offer, Purchaser also intends, among other objectives, to:

(i)	promote the access by all citizens to the Company’s services;

(ii)	position the Company’s services as human rights;

(iii)	cause the Company to coordinate and provide shared services for companies and institutions of the Government;

(iv)	cause the Company to promote the development of telecommunications infrastructure in the center, south and eastern regions of the Venezuelan Republic, in coordination with other state-owned or state-controlled entities whose assets include telecommunications infrastructure;

(v)	cause the Company to represent the Government in the development of regional integration projects and investments in other countries; and

(vi)	cause the Company to contribute to the formation of a technological system to move the Venezuelan Republic toward a greater level of national technological development.

According to the U.S. Offer, Purchaser intends to cause the Company to invest in infrastructure projects in the south and east of Venezuela through a new economic model that would involve participation of small- and medium-sized companies, cooperatives and socially conscious businesses, as well as international investors. In addition, as a state-owned company, the Company will be required to manage and conduct its operations in compliance with Venezuela’s National Development Plans as in effect from time to time and the policies, guidelines, plans and strategies for the telecommunications sector established from time to time by the Ministry of the Popular Power for the Telecommunications and Informatics.

According to the U.S. Offer, the purchase of the ADSs and the Shares pursuant to the Offers will reduce the number of ADSs and Shares that might otherwise trade publicly and depending upon the number of ADSs and Shares purchased, could have an adverse effect on the liquidity and market value of the remaining ADSs and Shares held by the public. According to the U.S. Offer, Purchaser currently intends to allow the Company to maintain its listing on the CSE following consummation of the Offers.

According to the U.S. Offer, it is possible that, due to decreases in trading volume and the number of holders of ADSs following the U.S. Offer, the ADSs will no longer meet the listing requirements of the New York Stock Exchange (the “NYSE”). If the ADSs fail to meet the NYSE listing requirements, the NYSE may elect to delist the ADSs. Even if the ADSs are not delisted by the NYSE, Purchaser may cause the Company to examine whether the continued listing of ADSs on the NYSE is necessary, desirable and consistent with the Company’s business goals and objectives.

According to the U.S. Offer, the registration of the ADSs (and the Class D Shares) under the Exchange Act could be terminated upon application of the Company to the SEC if the ADSs are no longer listed on a “national securities exchange” such as the NYSE so long as the ADSs (and the Class D Shares) are held of record by fewer than 300 holders resident in the United States.

According to the U.S. Offer, Purchaser is currently considering whether to cause the Company to terminate the ADS facility following the Offers.

The Schedule TO and the Venezuelan Offer state that the name, address and telephone number of the person authorized to receive notices and communications on behalf of the Government are Yosmary Garcia, Comisión Nacional de Telecomunicaciones, Av. Veracruz, Edificio CONATEL – Nueva Sede, Las Mercedes, Caracas 1050-A, Venezuela, (58) 212 909 0493.

All information set forth in this Statement about Purchaser or any of its affiliates, as well as actions or events respecting any of them, was obtained from reports or statements filed by Purchaser with the SEC, including, but not limited to, the Schedule TO and the U.S. Offer, and the Company has not verified the accuracy or completeness of any such information. The description of the Offers set forth in this statement are qualified in their entirety by reference to the U.S. Offer, the Schedule TO, the Venezuelan Offer and the Tender Offer Statement on Schedule TO describing the Venezuelan Offer, in each case filed by the Government with the SEC.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as described (i) in this Statement, (ii) in the description of the appointment of directors which is attached to this Statement as Exhibit (e)(1) and incorporated herein by reference, and (iii) in the description of related party transactions which is attached to this statement as Exhibit (e)(2) and incorporated herein by reference, to the best knowledge of the Company, as of the date hereof there exists no other material agreement, arrangement or understanding and no actual or potential conflict of interests between the Company or its affiliates and (x) the Company’s executive officers, directors or affiliates, or (y) the Purchaser or its associated persons or affiliates.

(a)	Compensation of Directors and Executive Officers

For the year ended December 31, 2006, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 11,419 million, or approximately U.S. $5.3 million, and the aggregate amount accrued by the Company to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 6,576 million, or approximately U.S. $3.1 million. As permitted under applicable Venezuelan rules and regulations, the Company does not disclose to its shareholders or otherwise make publicly available information specifying the compensation of individual directors and executive officers.

Verizon establishes the salary and employment-related benefits for two principal executive officers of the Company, pays their salaries and benefits and receives reimbursement for such payments from the Company. These officers are Vicente Llatas, Chairman of the Board, President and Chief Executive Officer, and Armando Yañes, General Manager and Chief Financial Officer. Prior to April 3, 2006, Verizon also established and paid (subject to reimbursement) the salary and benefits of Gustavo Roosen, the former Chairman of the Board, President and Chief Executive Officer. Beginning April 3, 2006, Mr. Roosen’s salary and benefits are established and paid directly by the Company.

(b)	Relationships Between the Company and the Government

The Company, the former public telecommunications monopoly, was privatized in 1991 as part of Venezuela’s telecommunications sector reform, which resulted in a modernization of its technological infrastructure and an enhancement of its communications services offering. After the privatization in 1991, the Government retained an equity interest in the Company through the Banco de Desarrollo Economico y Social (“BANDES”), the Venezuelan government agency that holds the Company’s Class B Shares, which represent approximately 6.59% of the outstanding equity share capital of the Company. Class B Shares may be owned only by the Government and other Venezuelan public sector entities. Class B Shares are entitled to special voting rights as more fully described in Item 8 below.

The Government exercises regulatory oversight over the Company through the Popular Power for Telecommunications and Information Technology (the “Ministry of Telecommunications”). The Ministry of Telecommunications is the Government entity principally responsible for overseeing telecommunications services in Venezuela and has delegated supervision and control of the telecommunications sector to The Comisión Nacional de Telecomunicaciones (“CONATEL”) (the Venezuelan National Telecommunications Commission), a regulatory body under its jurisdiction. CONATEL was created by presidential decree in September 1991 (the “CONATEL Decree”). The CONATEL Decree provides that CONATEL has the authority to plan, manage, regulate and supervise telecommunications services in Venezuela. The Company is also subject to regulation by other Government agencies including, The Comisión Nacional de Valores (“CNV”) (the Venezuelan National Securities Commission) , Superintendencia para la Promocion y Proteccion de la Libre Competencia (“Procompetencia”) (The Venezuelan Anti-trust Agency for the Promotion and Protection of Competition), The Comisión de Administración de Divisas (“CADIVI”) (the Commission for Administration of Foreign Exchange) and Servicio Nacional Integrado de Administración Aduanera y Tributaria (“SENIAT”) (the Tax and Customs Administrative Service).

The Company’s largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and Venezuelan states and municipalities (collectively, “Government entities”). In 2005 and 2006, Government entities generated approximately 8%, of the Company’s revenues in both years.

On January 8, 2007, the President of Venezuela announced the Government’s program to acquire control of companies, including the Company, operating in various strategic sectors of the Venezuelan economy.

On February 12, 2007, the Government and Verizon signed the Memorandum more fully described in Item 1.b hereof. The descriptions of the Memorandum set forth in this Statement are qualified in their entirety by reference to the unofficial English translation of the complete Memorandum filed as an Annex to the Offer to Purchase.

(c)	Relationships Between Verizon and the Government

On February 12, 2007, the Government entered into the Memorandum with Verizon and GTE Venholdings, to acquire, subject to the satisfaction of certain conditions, including a due diligence review and receipt of regulatory approvals, GTE Venholdings’ equity stake in the Company as more fully described in Item 1.b hereof. The terms of the Memorandum include a commitment by the Government to launch the Offers within 45 days following the date of the Memorandum. The descriptions of the Memorandum set forth in this Statement are qualified in their entirety by reference to the unofficial English translation of the complete Memorandum filed as an Annex to the Offer to Purchase.

(d)	Relationships Between the Company and Verizon

On January 1, 1992, the Company entered into an agreement for services (the “Services Agreement”) with GTE Service Corporation, an affiliate of Verizon, currently the largest shareholder of the Company. Under the Services Agreement, GTE Service Corporation makes available to the Company various services, including administrative, financial, accounting, information management, marketing sales, operational, traffic support, engineering, planning and personnel services, regulatory planning and rate case management services, the secondment of employees and management to the Company and access to and use of certain intellectual property. The Services Agreement was for an initial term of twelve months and automatically extends for an additional twelve-month term unless notice has been given to terminate by either party thirty days prior to the end of each successive term. For the year ended December 31, 2006, the Company paid approximately U.S. $4.5 million in the aggregate for services rendered in connection with the Services Agreement.

Verizon establishes the salary and employment-related benefits for two principal executive officers of the Company, pays their salaries and benefits and receives reimbursement for such payments from the Company. These officers are Vicente Llatas, Chairman of the Board, President and Chief Executive Officer, and Armando Yañes, General Manager and Chief Financial Officer. Prior to April 3, 2006, Verizon also established and paid (subject to reimbursement) the salary and benefits of Gustavo Roosen, the former Chairman of the Board, President and Chief Executive Officer. Beginning April 3, 2006, Mr. Roosen’s salary and benefits are established and paid directly by the Company. All compensation paid by Verizon to these officers, other than certain severance payments, is treated as an expense of the Company. As permitted under applicable Venezuelan rules and regulations, the Company does not disclose to its shareholders or otherwise make publicly available information specifying the compensation of individual directors and executive officers.

On February 12, 2007, the Government and Verizon signed the Memorandum more fully described in Item 1.b hereof. The descriptions of the Memorandum set forth in this Statement are qualified in their entirety by reference to the unofficial English translation of the complete Memorandum filed as an Annex to the Offer to Purchase.

Item 4. The Recommendation.

Recommendation of the Board

At a meeting held on April 12, 2007, the Board considered the Offers and unanimously determined to remain neutral and to make no recommendation with respect to the Offers. In reaching its conclusion, the Board believes that it lacks sufficient information to evaluate the Offers in light of the unique circumstances of the Offers resulting from the stated plans of the Purchaser to nationalize the Company, the absence of tangible alternatives to the Offers, the limited ability of holders of Class C Shares to participate in the Offers, the uncertainties with respect to the future liquidity and market value of the ADSs and Shares, and the inequality in economic value of the price offered in each of the Offers which results from the exchange control regime in Venezuela. The Board believes that each holder of ADSs and Shares should make his or her own decision regarding participation in the Offers based on his or her own circumstances.

Additionally, the Board urges the Purchaser to resolve the inequality in the economic value of the price offered in each of the Offers.

Background and Reasons for the Board’s Recommendation

(i) Background of the Offers

According to a Schedule 13D, filed on April 12, 2006 by Carlos Slim Helú and his affiliates, Teléfonos de México, S.A. de C.V. (“Telmex”) and América Móvil, S.A. de C.V. (“América Móvil”), through an equally-owned joint venture, Oarsman Investments B.V. (“Oarsman”), entered into a Stock Purchase Agreement (the “SPA”), dated as of April 2, 2006, with two wholly-owned subsidiaries of Verizon pursuant to which Oarsman, subject to the terms and conditions in the SPA, including the receipt of regulatory approvals, agreed (i) to purchase 100% of the capital stock of GTE Venholdings, which holds 196,401,427 Class A Shares and ADSs representing an aggregate of 28,009,177 Class D Shares, for an a purchase price of U.S. $3.01 per Class A Share and U.S. $21.10 per ADS, and (ii) commence, within ten business days after the closing of such acquisition, concurrent tender offers in Venezuela and the United States to acquire any and all of the other outstanding Shares and ADSs. Under the terms of the SPA, Oarsman would acquire Verizon’s equity stake in the Company indirectly through the purchase of GTE Venholdings, which holds all of the Class A Shares and ADSs owned by Verizon.

According to a Tender Offer Statement on Schedule TO-C filed with the SEC on April 3, 2006, Telmex and América Móvil reported that following the closing of the SPA transaction, Oarsman would, subject to receipt of regulatory approvals, offer to purchase the remaining outstanding shares of capital stock of the Company. The tender offer that would be made in the United States would be made at the same U.S. dollar price per share as paid to Verizon and the tender offer that would be made in Venezuela would be made at a Bolivar price equivalent to such U.S. dollar price, based on the Bolivar Exchange Rate.

On June 30, 2006, October 2, 2006 and December 29, 2006, Verizon and Oarsman announced extensions of the SPA.

On January 8, 2007, the President of Venezuela announced Venezuela’s intention to nationalize the telecommunications sector of the Venezuelan economy in which the Company participates, on the basis that the Company is considered a national strategic company.

According to a Schedule 13D, filed on February 9, 2007 by Carlos Slim Helú and his affiliates, Oarsman and Verizon agreed on February 8, 2007 to terminate the SPA, since it was not expected that they would obtain the required regulatory approvals to complete the transaction due to the nationalization plan for the Company announced by the President of Venezuela on January 8, 2007.

According to a Schedule 13D, filed on February 22, 2007 by the Government (the “Purchaser’s Schedule 13D”), the Government entered into the Memorandum with Verizon on February 12, 2007 to acquire, subject to the satisfaction of certain conditions, including a due diligence review and receipt of regulatory approvals, Verizon’s equity stake in the Company as more fully described in Item 1.b hereof. The terms of the Memorandum include a commitment by the Government to launch, the Offers within 45 days following the date of the agreement. The descriptions of the Memorandum set forth in this Statement are qualified in their entirety by reference to the unofficial English translation of the complete Memorandum filed as an Annex to the Offer to Purchase.

On February 12, 2007, Gustavo Roosen, who then acted as Chief Executive Officer and as Director of the Company resigned. Vicente Llatas, who has been Executive Vice President and Chief Operating Officer of the Company since May 1998, was appointed Chief Executive Officer.

On February 15, 2007, Lorenzo Mendoza and Imanol Valdez submitted their resignations as members of the Board.

On February 15, 2007, the Board approved a dividend of Bs. 922.07 per share (equivalent to U.S. $3.003 per ADS (each of which represents seven (7) Class D Shares) (calculated at the Bolivar Exchange Rate of Bs. 2,150 per U.S. $) to be presented for the approval of the shareholders of the Company at the Annual Shareholders Meeting to be held on March 30, 2007. This dividend represents the minimum amount required to be paid under Venezuelan law.

On February 22, 2007, Purchaser filed the Purchaser’s Schedule 13D, in which it disclosed that if the Offers provided for in the Memorandum are consummated and Purchaser holds a majority of the Company’s outstanding capital stock (or such lesser percentage as would enable the Purchaser to control the Company), Purchaser may engage, or cause the Company to engage, in one or more of the actions or transactions of the type referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, including:

(i)	The Purchaser may seek to acquire additional shares of the Company’s capital stock.

(ii)	The Purchaser may seek to increase its representation on the Board or change the current management of the Company.

(iii)	The Company may engage in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(iv)	The Purchaser may cause the Company to sell or transfer a material amount of assets of the Company or any of its subsidiaries.

(v)	The Purchaser may cause changes in the Company’s dividend policies.

(vi)	The Purchaser may cause the Company to adopt such changes in its By-laws as are appropriate or desirable in connection therewith.

On February 23, 2007, Purchaser filed with the SEC a pre-commencement filing on Schedule TO in respect of the Purchaser’s Schedule 13D and the Memorandum.

On March 16, 2007, the Company received from the Government’s legal counsel a request to obtain lists of all U.S. registered holders of the Company’s shares and ADSs from the Company’s transfer agent and ADS depositary (the “Depositary”) and to deliver such lists to the Government. On March 16, 2007, the Company’s legal counsel responded to the Government’s request for the Company’s lists of shareholders and holders of ADSs.

At the Annual Shareholders Meeting held on March 30, 2007, the Company’s shareholders voted to approve the following actions:

(i)	Approval of the Annual Report and Financial Statements, including the Balance Sheet, the Statement of Operations, Statement of Changes in Shareholders’ Equity Accounts, Statement of Cash Flows for the fiscal year ended December 31, 2006, and the Statutory Auditor’s report;

(ii)	Payment of Ordinary Dividend in the amount of Bs. 922.07 per share representing Bs. 6,454.49 per ADS equivalent to U.S. $3.003 (calculated at the Bolivar Exchange Rate of Bs. 2,150 per US$) payable April 18, 2007 to shareholders of record as of April 12, 2007;

(iii)	Postponement of the election of new members of the Board and their alternate members for the period 2007 – 2008 to a date prior to June 15, 2007;

(iv)	Appointment of Espiñeira, Sheldon y Asociados—Member Firm of PriceWaterhouseCoopers as the Company’s External Auditors; and

(v)	Appointment of Eudoro Barreto and Antonio Salazar as the Company’s Principal Statutory Auditors and Jesus Tesara and Quisqueya Planas as the Company’s Alternate Statutory Auditors.

On April 2, 2007, the CNV through Resolution No. 042-2007 authorized the publication of documentation required to be filed in the United States in connection with the Venezuelan Offer.

On April 8, 2007, the Government filed with the CNV tender offer documents necessary to commence the Venezuelan Offer in Venezuela.

On April 9, 2007, the Government commenced the U.S. Offer by filing the Schedule TO with the SEC, which included the Offer to Purchase. The Government also filed the documents for the Venezuelan Offer with the SEC on a separate tender offer statement on Schedule TO.

On April 9, 2007, the Company issued a press release stating that the Board will make a recommendation to shareholders with respect to the Offers, as required by U.S. and Venezuelan law and regulations, following the publication of the U.S. Offer and the Venezuelan Offer.

On April 12, 2007, the Board met to discuss the Offers, including whether to recommend to shareholders to accept or reject the Offers.

On April 12, 2007, the Company filed its report with the CNV and CSE and delivered it to the Purchaser, setting forth the Board’s conclusion that it is unable to take a position with respect to the Offers and the reasons for such position.

On April 13, 2007, the Company’s filing with the CNV was published in several Venezuelan newspapers, and the Company issued a press release stating it is unable to take a position with respect to the Offers and reasons for such position.

(ii) Reasons for the Recommendation

The Board of Directors expressed the view that although the Purchaser is offering the same price expressed in U.S. dollars to holders of Shares in the Venezuelan Offer and to holders of ADSs in the U.S. Offer when adjusted by the number of Shares that each ADS represents, the exchange control regime in Venezuela leads to an inequitable result for holders of Shares that may participate in the Venezuelan Offer versus holders of ADSs that may participate in the U.S. Offer. This inequality manifests itself when the prices offered under the

Venezuelan Offer and the U.S. Offer are compared with the market prices of the Shares and the ADSs in their respective markets. For example, on the trading day immediately prior to the Offers, the closing price of the Shares on the CSE, adjusted for the dividend approved on March 30, 2007, was Bs. 6,977.93 per Share and the closing price of the ADSs on the NYSE, adjusted for such dividend, was U.S.$14.30 per ADS. Thus, while the price offered in the U.S. Offer per ADS of U.S.$14.84791 represents a 3.9% premium to the pre-Offer market price per ADS in the U.S. market, the price offered in the Venezuelan Offer per share of Bs. 4,560.43 (based on the Bolivar Exchange Rate on April 12, 2007) represents a 34.6% discount to the pre-Offer market price per Share in the Venezuelan market. This inequality may lead holders of Shares who wish to participate in the Offer to be motivated to seek to convert any non-Class D Shares into Class D Shares and to deposit any Class D Shares into the ADS facility. This inequality may also lead to a decline in the market price of the Shares in the Venezuelan market as the expiration of the Offers approaches and as it becomes more difficult as a practical matter for holders of Shares to deposit Shares into the ADS facility. Ultimately, the inequality in the price offered in the Offers may lead the market price in Venezuela to decline to a level that would approximate the price offered in the Venezuelan Offer. This result, however, does not represent a solution to the inequality implicit in the economic value of the price offered for Shares in the Venezuelan Offer versus the price offered for ADSs in the U.S. Offer.

The Board of Directors expressly acknowledges that there are constraints imposed by U.S. and Venezuelan law in offering different prices in the U.S. Offer and the Venezuelan Offer. The Board of Directors recommends to the Purchaser that the Purchaser adopt alternative measures to correct the inequalities arising from the prices offered to holders of ADSs in the U.S. Offer and holders of Shares in the Venezuelan Offer. These measures may include modifications to the Venezuelan exchange control regulations in order to allow holders of Shares who tender their Shares in the Venezuelan Offer to convert the Bolivars paid to such holders pursuant to the Venezuelan Offer into U.S. Dollars at the Bolivar Exchange Rate.

Additionally, the Board of Directors expressed the view that holders of Class C Shares are at a disadvantage when compared to holders of other classes of the Company’s Shares due to the fact that the Company’s by laws require holders of Class C Shares to comply with the Company’s “internal market” process that requires Class C Shares to be first offered to employees and employee plans prior to any sales to third parties. For all practical purposes, in the case of Class C Shareholders the expiration date of the Offer would be April 20, 2007. If a holder of Class C Shares does not offer his or her Class C Shares in the internal market by April 20, 2007, such holder would effectively be precluded from participating in the Offers.

The Board of Directors expressed the view that the Government will likely succeed in gaining control of the Company and that, in analyzing the Offers, it is therefore important to consider the future prospects of the Company assuming Government control. In this connection, the Board of Directors believes that at this time it does not have sufficient information to form an informed opinion regarding the future prospects of the Company, including, for example, the Company’s future revenue potential, levels of profitability, capital expenditures programs, debt policies and other financial criteria. The Purchaser has indicated a new strategic direction for the Company including operating the Company under broader social criteria. As an example, the Purchaser has indicated its intention to cause the Company “to serve as an instrument for development that covers the entire country, focused on social activism and territorial integration and not exclusively on profitability” and has indicated that as a state-owned company, the Company “will be required to manage and conduct its operations in compliance with Venezuela’s national development plans. ” The Board of Directors indicated that it does not have sufficient information on the impact that these plans will have on the future ability of the Company to generate value for holders of its Shares.

The Board of Directors also believes that it is not possible to forecast the liquidity of its Shares following the Offer based on the information provided by the Purchaser. The Purchaser has stated that the purchase of ADSs and Shares pursuant to the Offers will reduce the number of ADSs and Shares and, depending on the number of ADSs and Shares purchased, could have an adverse effect on the liquidity and market value of the remaining ADSs and Shares held by the public. The Purchaser has further stated that it is possible that the NYSE may elect to delist the ADSs if the ADSs fail to meet the NYSE listing criteria or that the Purchaser may cause the Company to examine whether the continued listing of the ADSs on the NYSE is necessary, desirable and consistent with the Company’s business goals and objectives. Should the ADSs be delisted from the NYSE, holders of ADSs who do not tender in the Offers would become holders of Class D Shares traded on the CSE and would lose the liquidity provided by the ADS listing. Should the ADSs be converted into Class D shares, the holders would also lose the benefit of conversion of Bolivar dividends into U.S. dollars under the ADS facility.

The Board of Directors believes that for these reasons it does not have enough information to determine the future of the Company nor does it have sufficient information to evaluate the Company’s future capacity to generate dividends.

The Board of Directors also believes that the very nature of the planned nationalization has the effect of foreclosing alternative offers by third parties that could otherwise be used as benchmarks for evaluating the Offers.

Based on the foregoing, the Board is unable to formulate a recommendation to shareholders as to whether the Board recommends to shareholders that they tender or not tender their Shares pursuant to the Offers.

(iii) Intent to Tender

The Company has been advised that one alternate director plans to tender 11,940 Class D Shares in the Offers. Additionally three executive officers of the Company plan to tender 465, 7,913 and 2,439 ADSs, respectively, in the U.S. Offer.

After reasonable inquiry and to the Company’s best knowledge, except as described above none of the Company’s executive officers or directors, or their respective affiliates or subsidiaries, who beneficially owns any of the ADSs or Class D Shares have expressed any intention to tender any such ADSs into the U.S. Offer or to deposit any such Class D Shares in the ADS facility in exchange for ADSs that will be tendered into the U.S. Offer, other than in the case of GTE Venholdings, which has agreed pursuant to the terms of the Memorandum to tender its Shares and ADSs into the Offers.

After reasonable inquiry and to the Company’s best knowledge, none of the Company’s executive officers, directors, or their respective affiliates or subsidiaries, who beneficially own Shares other than Class D Shares have expressed any intention to tender any such Shares into the Offers, other than one of the Company’s executive officers who beneficially owns 1,200 Class C Shares, who has expressed an intention to tender such Class C Shares into the Offers.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make any solicitations or recommendations to holders of Shares on its behalf concerning the Offers.

Item 6. Interest in Securities of the Subject Company.

During the month of March 2007, an executive officer of the Company purchased 7,913 ADSs at a price of $17.45 per ADS.

Other than as described above, no transactions in the ADSs or Shares of the Company have been effected during the 60 days prior to the date of this Statement by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as described or referred to in this Statement or the exhibits to this Statement, or the U.S. Offer, the Schedule TO, the Venezuelan Offer or the Tender Offer Statement on Schedule TO describing the Venezuelan

Offer, no negotiation is being undertaken or engaged in by the Company that relates to or would result in (i) a tender offer or other acquisition of Shares by Purchaser, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the exhibits to this Statement, or the U.S. Offer, the Schedule TO, the Venezuelan Offer or the Tender Offer Statement on Schedule TO describing the Venezuelan Offer, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offers which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information.

The Company’s Capital Stock

The Company’s capital stock is divided into four classes of Common Shares: Class A, Class B, Class C and Class D. Each Share, regardless of class designation, is entitled to one vote on all matters submitted for approval for the Company’s shareholders at a meeting of shareholders. In general, matters submitted to a vote at a shareholders’ meeting will be adopted only if a majority of the holders of the Shares present at such meeting vote in favor of such matters.

Class A Shares

Class A Shares may only be held by former members of VenWorld Telecom, C.A. (“VenWorld”), the consortium that acquired 40% of the Company’s shares in the Company’s original privatization in 1991, which includes Verizon and certain affiliates of Verizon, Telefónica Venezuela Holding B.V., Banco Mercantil C.A. and other former participants. On February 1, 2002, at a special meeting of VenWorld’s stockholders, the liquidation of the VenWorld consortium was approved and such shares were converted into Class A Shares. Any transfer of Class A Shares to any entity, not a wholly-owned subsidiary of former participants in the VenWorld consortium, would be automatically converted into an equal number of Class D Shares upon transfer of such Class A Shares.

Class B Shares

Class B Shares may only be held by the Government and/or other entities related to the Government. The transfer of Class B Shares to any non-public sector individual or entity will cause such transferred Class B Shares to be automatically converted into an equal number of Class D Shares upon transfer of such Class B Shares, except if they are transferred to employees or retirees of the Company, in which case such Class B Shares will be automatically converted into an equal number of Class C Shares upon transfer of such Class B Shares.

Holders of Class B Shares may elect only one principal member of the Board and his alternate.

A majority vote of the holders of the Class B Shares is required for decisions concerning, among others, the Company’s dissolution or merger into another company, or any special operations involving the Company or the repayment or reduction of the capital stock and the authorization of the sale of the Company’s assets. In addition, the vote of holders of a majority of Class B Shares is also required to amend the Bylaws of the Company (the “Bylaws”) relating to (i) corporate purpose; (ii) classification of share capital and the rights accorded to the classes of capital shares and provisions requiring the approval of certain classes of shares; (iii) shareholders’ meetings, notices and quorum requirements; (iv) decisions in respect of any capital increase; (v) composition of the Board and Board meetings, notices and quorum requirements; (vi) provisions related to the approval of transactions by the Board; (vii) prohibitions on the Company to enter into transactions with interested parties other than at arms-length; and (viii) the right of the Board to enter into agreements on behalf of the Company.

Class C Shares

Class C Shares may only be held by employees of the Company (“Company Employees”), retirees (“Retirees”), companies 100%-owned by such employees or retirees and whose sole corporate purpose is the acquisition and ownership of such Shares (“Worker Companies” and, together with Company Employees and Retirees, “Participants”), trusts and benefit plans established for such employees or retirees (the “Benefit Plans”), former Company Employees who elect to retain their Class C Shares upon termination of employment (“Former Employees”), Company Employees’, Former Employees’ or Retirees’ former spouses who receive Class C Shares through partition of marital property (“Ex-Spouses”), and Company Employees’, Former Employees’ or Retirees’ heirs who receive Class C Shares in succession (“Heirs”). Any transfer of Class C Shares to any other individual or entity other than a Participant, a Benefit Plan, a Former Employee, an Ex-Spouse or a Heir will automatically be converted into an equal number of Class D Shares upon transfer of such Class C Shares.

Holders of Class C Shares have the right, voting as a separate class, to elect one principal member of the Board and his or her alternates, who must be Company Employees (with at least five years of continuing service) or Retirees only if such Class C Shares represent at least 3% of the Company’s capital stock. In the case that these Shares represent a percentage lower than 3% of the Company’s capital stock, they will not have the right to elect any member of the Board.

Pursuant to the Bylaws, Class C Shares may not be sold or otherwise transferred without first offering such Shares to Participants and Benefit Plans. If a Class C shareholder proposes to transfer any Class C Shares, all other Participants and Benefit Plans will have the right to acquire all or a portion of such Class C Shares. Any holder of Class C Shares who intends to transfer any of such Shares must provide written notice to the Company indicating the number of Shares sought to be sold and the price therefor. The asking price must represent a discount between 1% to 10% of the average of the closing price of the last four trading days of Class D Shares in the Venezuelan Stock Market. Generally, during the last five days of each month, the Company publishes internal notices indicating the number of Class C Shares available for purchase and the price therefor. Beginning on the first business day of each month, Participants and Benefit Plans have the right for 4 business days to acquire such Shares, which are sold in the order in which offers are received. In the event the offered Shares are not purchased within such 4 business day period, the holder has the right either to transfer such Shares to Participants, Benefit Plans and non-Participants at a price not less than the offered price, or to convert such Shares into Class D Shares. The time periods set forth under this right of first refusal may be modified by a unanimous vote of the Board.

Class D Shares

Class D Shares are comprised of the conversion of Class A, Class B and Class C Shares as described above or those derived from capital increases. There are no restrictions in the Bylaws on the ownership or transfer of Class D Shares.

In accordance with the Bylaws, holders of Class D Shares have the right to elect, in conjunction with other holders of Shares, principal members of the Board and their alternates which are not otherwise elected by the holders of Class B Shares and Class C Shares, as described above.

Class D Shares are traded on the CSE, and are also traded on the NYSE in the form of ADSs, each representing seven Class D Shares.

The following table sets forth certain information concerning ownership of the equity capital of the Company for legal purposes as of February 28, 2007.

	At February 28, 2007
	Class	Number of Shares	Ownership Percentage
Government of the Bolivarian Republic of Venezuela (1)	A	196,401,427	24.95%

GTE Venholdings B.V. (Verizon Communications, Inc.) (1)	A	196,401,427	24.95%

Telefonica Venezuela Holding B.V.	A	54,410,144	6.91%

Banco Mercantil, C.A. Bco. Universal	A	350,986	0.04%

Banco Mercantil, C.A. B.U. Fideicomiso	A	16,153	0.00%

Banco de Desarrollo Económico y Social de Venezuela (BANDES) (2)	B	51,899,999	6.59%

Ministerio de Infraestructura	B	1	0.00%

Company employees and retirees (2)(3)	C	47,418,150	6.02%

Government of the Bolivarian Republic of Venezuela (1)	D	28,009,177	3.56%

GTE Venholdings B.V. (Verizon Communications, Inc.) (1)	D	28,009,177	3.56%

Brandes Investment Partners, L.P. (4)	D	124,352,767	15.80%

Renaissance Technologies Corp. (5)	D	24,123,400	3.06%

Julius Baer Investment Management LLC (6)	D	38,338,181	4.87%

Steven A. Cohen (7)	D	30,121,000	3.83%

Others (8)	D	191,699,464	24.37%

		787,140,849

(1)	According to the Offers, the Government has agreed to purchase from GTE Venholdings and GTE Venholdings has agreed to sell to the Government 196,401,427 Class A Shares and ADSs representing an aggregate of 28,009,177 Class D Shares. As a result, the Government may be deemed to beneficially own (i) 196,401,427 Class A Shares, which would be automatically converted to an equal number of Class D Shares upon transfer to any person other than a subsidiary of GTE Venholdings, and (ii) 4,001,331 ADSs, which represent an aggregate of 28,009,177 Class D Shares, or (in the aggregate) approximately 28.51% of the issued and outstanding Class D Shares. The descriptions of the Memorandum set forth in this Statement are qualified in their entirety by reference to the unofficial English translation of the complete Memorandum filed as an Annex to the Offer to Purchase.

(2)	Until December 1991, the Company operated under the control of the Government, which owned 100% of the Company’s equity share capital. In December 1991, the Government, through BANDES (formerly FIV), sold 40% of the equity share capital of the Company to a corporation whose principal shareholders were indirect subsidiaries of Verizon and Telefónica Internacional and provided for the transfer of up to 11% of the equity share capital of the Company to the Employee Trusts. In late 1996, the Government sold an additional 34.8% of the Company’s equity share capital to the public in an initial public offering. In August 1998, BANDES transferred 9% of the equity share capital of the Company to the Employee Trusts as new Class C Shares for subscription by employees and retirees of the Company, as provided for at the time of the initial public offering.

(3)	Class C Shares held directly or through the Employee Trusts. Class C Shares include treasury shares held by the Company for distribution to employees in the form of awards. The trust for the Excellence Award program owns 11,350,916 Class C Shares at February 28, 2007. For accounting purposes these shares are not considered outstanding shares.

(4)

Brandes Investment Partners, L.P. (“Brandes”) is an investment advisory firm, managing assets for institutional and private clients worldwide. Based on an amended Schedule 13G filed on February 14, 2006, Brandes beneficially owned 17,764,681 ADSs representing an aggregate of 124,352,767 Class D Shares, or approximately 28.83% of the issued and outstanding Class D Shares. According to the amended Schedule 13G filed on February 14, 2006, the 17,764,681 ADSs beneficially owned by Brandes are deemed to be beneficially owned by Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby.

(5)	Renaissance Technologies Corp. (“RTC”) is an investment advisory firm, managing assets for institutional and private clients worldwide. Based on an amended Schedule 13G filed March 16, 2007, RTC beneficially owned 3,446,200 ADSs representing an aggregate of 24,123,400 Class D Shares, or approximately 5.59% of the issued and outstanding Class D Shares. According to the amended Schedule 13G filed March 16, 2007, the 3,446,200 ADSs beneficially owned by RTC may be deemed to be beneficially owned by James H. Simons.

(6)	Julius Baer Investment Management LLC (“Julius Baer”) is an investment advisory firm, managing assets for institutional and private clients worldwide. Based on a Schedule 13G filed January 4, 2007, Julius Baer beneficially owned 5,476,883 ADSs representing an aggregate of 38,338,181 Class D Shares, or approximately 8.89% of the issued and outstanding Class D Shares.

(7)	According to a Schedule 13G filed on February 26, 2007, Steven A. Cohen controls (i) S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC, which, according to the Schedule 13G filed February 26, 2007, are deemed to beneficially own 2,086,500 ADSs representing an aggregate of 14,605,500 Class D Shares, and (ii) CR Intrinsic Investors, LLC, which, according to the Schedule 13G filed February 26, 2007, is deemed to beneficially own 2,216,500 ADSs representing an aggregate of 15,515,500 Class D Shares, or (in the aggregate) approximately 6.98% of the issued and outstanding Class D Shares.

(8)	Includes Class D Shares held by The Bank of New York as Depositary for ADSs of the Company, each of which represents seven Class D Shares.

Directors

A description of the appointment of the Company’s principal directors and their alternates is included in Exhibit (e)(1) to this statement and is incorporated herein by reference.

Other Matters

This Statement will be filed with the SEC. Holders of Shares are advised to read this Statement, including Item 4 and the exhibits hereto, in their entirety because they contain important information. Copies of this Statement are, and any other documents filed by the Company in connection with the Offers, will be, available free of charge from the SEC’s website at www.sec.gov or from the CNV’s website at http://www.cnv.gov.ve. These websites and the information contained on or connected to these websites are not a part of this Statement and are not incorporated herein by reference. These website addresses are inactive text references and are not intended to be an actual link to these websites.

Other Information

Except as disclosed in this Statement and the exhibits hereto, there is no information that is known to the directors of the Company that would reasonably be expected to affect the decision of the holders of Shares to accept or reject the Offers.

Item 9. Exhibits.

Exhibit (a)(1)	Letter to Shareholders of the Company, dated April 13, 2007
Exhibit (a)(2)	Press release of the Company, dated April 12, 2007

Exhibit (e)(1)	Description of the appointment of the Company’s principal directors and their alternates

Exhibit (e)(2)	Description of related party transactions

Exhibit (e)(3)	Services Agreement, dated January 1, 1992, as amended, between the Company and GTE Service Corporation (incorporated by reference to Exhibit (e)(4) to Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on October 5, 2001).